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                                  [LETTERHEAD]


                                                                     EXHIBIT 8.1

                                                               DRAFT OF 10/22/97
                                  November __, 1997


Board of Directors of
Community First Bankshares, Inc.
520 Main Avenue
Fargo, ND 58124-0001

Board of Directors of
First National Summit Bankshares, Inc.
201 Main Street
Gunnison, CO 86723

    Re: Federal Income Tax Consequences of the Acquisition of First National Summit Bankshares, Inc.

Ladies and Gentlemen:

    You have requested that we render an opinion with respect to certain United States federal income tax considerations related to the merger of First National Summit Bankshares, Inc.("Summit") into Community First Bankshares, Inc. ("CFB") (the "Merger").

    We have examined the Agreement and Plan of Merger by and among CFB and Summit executed August 22, 1997 (the "Merger Agreement"), and the Form S-4 Registration Statement (the "Registration Statement") filed with the Securities and Exchange Commission (the "SEC") on ___________, 1997 under the Securities Act of 1933, as amended, which Registration Statement includes a Proxy Statement and a Prospectus (collectively the "Proxy Statement-Prospectus"). Unless otherwise defined in this letter, terms defined in the Proxy Statement-Prospectus are used herein as defined therein. We also have examined such matters of law, including the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), proposed and finalized Treasury regulations promulgated thereunder (the "Regulations"), and judicial and administrative decisions, rulings and interpretations thereof currently in effect, as we have deemed appropriate as a basis for our opinions set forth below. All section references herein are to the Code unless stated otherwise.

    In rendering this opinion, we have relied upon the current and continued accuracy of the factual matters we have considered, including the recitals, agreements, representations and warranties contained in or made pursuant to the Merger Agreement, as well as the representations and warranties of the Managements of CFB and Summit made to Lindquist & Vennum P.L.L.P. for purposes of rendering this opinion.


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    Based on the foregoing, and subject to the qualifications set forth herein, we are of the opinion that if the Merger is effected in accordance with the Plan and the above facts and representations:

    1. Provided that the proposed Merger qualifies under Colorado law, the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A). Summit and CFB each will be "a party to a reorganization" within the meaning of Section 368(b).

    2. No gain or loss will be recognized by Summit on the transfer of its assets to CFB in exchange for CFB Common stock and CFB's assumption of Summit's liabilities, pursuant to the reorganization (Sections 361(b) and 357(a)).

    3. No gain or loss will be recognized by Summit shareholders upon the receipt of CFB Common Stock (including fractional share interests to which they may be entitled) solely in exchange for Summit Common Stock (Section 354(a)(1)).

    4. The basis of CFB Common Stock (including any fractional share interests to which they may be entitled) received by Summit shareholders will be the same as the basis of the Summit Common Stock surrendered in exchange therefor (Section 358(a)(1)).

    5. The holding period of CFB Common Stock (including any fractional share interests to which they may be entitled) received by Summit shareholders will include the holding period of the Summit Common Stock surrendered in exchange therefor, provided that the Summit Common Stock was held as a capital asset by Summit shareholders on the date of the exchange (Section 1223(l)).

    6. The payment of cash in lieu of fractional share interests of CFB Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by CFB. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574).

    7. Gain or loss will be recognized by Summit shareholders upon the receipt of cash in exchange for Summit Preferred Stock and any accrued but unpaid dividends thereon. Any such gain or loss shall be treated as ordinary gain or loss to the extent it relates to the payment of accrued and unpaid dividends, and the remainder, if any, of the gain or loss recognized shall be treated as gain or loss from the exchange of property (Section 356(a)).

    Other than the specific tax opinions set forth in this letter, no other opinion has been rendered with respect to the tax treatment of the proposed transaction, including, but not limited


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to, the tax treatment of the proposed transaction under other provisions of the
Code and the Regulations, the tax treatment of any conditions existing at the time of, or effects resulting from, the proposed transaction that are not specifically covered by the above opinions, or the tax treatment of the proposed transaction under state, local, foreign or any other tax laws.

    The opinions expressed herein are rendered as of the date hereof. Changes in the law, facts or the representations relied upon could adversely affect the conclusions reached in this opinion. No assurance can be given that forthcoming changes in the Code or Regulations, Internal Revenue Service interpretations, administrative pronouncements, or court decisions would not adversely impact this transaction either retroactively and/or prospectively.

    This opinion is for the sole use of the Boards of Directors of Summit and CFB in connection with the Proxy Statement-Prospectus and may not be relied upon by any other entity or individual.

                                  Sincerely,

                                  LINDQUIST & VENNUM P.L.L.P.

                                  - DRAFT -